UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number: 001-06033

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Airlines Ground Employee 401(k) Plan

Benefits - WHQHR

United Airlines, Inc.

P.O. Box 66100

Chicago, IL 60666

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Continental Holdings, Inc.

233 South Wacker Drive

Chicago, Illinois 60606

(312) 997-8000

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

United Airlines Ground Employee 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the United Airlines Ground Employee 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Washington, Pittman & McKeever, LLC

Chicago, Illinois

June 25, 2013

UNITED AIRLINES

GROUND EMPLOYEE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands)

	2012	2011
Assets:
Plan interest in Master Trust	$1,612,636	$1,443,185
Notes receivable from participants	69,926	69,227

Total assets	1,682,562	1,512,412

Liabilities:
Accrued expenses	(21)	(21)

Total liabilities	(21)	(21)

Net assets available for benefits, at fair value	1,682,541	1,512,391
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,663)	(6,136)

Net Assets Available for Benefits	$1,676,878	$1,506,255

See notes to financial statements.

UNITED AIRLINES

GROUND EMPLOYEE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2012

(In thousands)

Additions:
Participant contributions	$66,472
Rollover contributions	1,626
Employer contributions	23,796

Total	91,894

Plan’s interest in Master Trust’s investment income:
Net appreciation in value of investments	152,582
Dividends	12,796
Interest	4,377
Interest income from notes receivable from participants	2,942

Net investment income	172,697

Total additions	264,591

Deductions:
Net transfers to other Plans	(1,614)
Benefits paid to participants	(92,118)
Administrative expenses	(236)

Total deductions	(93,968)

Increase in Net Assets	170,623

Net Assets Available for Benefits:
Beginning of year	1,506,255

End of year	$1,676,878

See notes to financial statements.

UNITED AIRLINES

GROUND EMPLOYEE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011 AND FOR THE YEAR ENDED DECEMBER 31, 2012

1. DESCRIPTION OF PLAN

The following description of the United Airlines Ground Employee 401(k) Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan document for more complete information.

General and Plan Participants. The Plan is a defined contribution plan covering certain employees of United Airlines, Inc. (“United”) who are represented by the International Brotherhood of Teamsters (“Teamsters”) and the International Association of Machinists and Aerospace Workers (“IAM”). Employees are eligible to become participants on their date of hire.

The Plan sponsor is United and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). On March 28, 2013, Continental Airlines, Inc., a Delaware corporation (“Continental”) and a wholly-owned subsidiary of United Continental Holdings, Inc. (“UCHI”), and United Air Lines, Inc., a Delaware corporation and a wholly-owned subsidiary of UCHI, entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of United Air Lines, Inc. with and into Continental (the “Merger”). On March 31, 2013, United Air Lines, Inc. merged with and into Continental, with Continental continuing as the surviving corporation of the Merger and as a wholly-owned subsidiary of UCHI. Upon the closing of the Merger on March 31, 2013, Continental’s name was changed to “United Airlines, Inc.”

Trustee and Record Keeper. Fidelity Management Trust Company (“Fidelity” or “Trustee”) is the Plan’s trustee and recordkeeper.

Contributions. There are several types of contributions that may be made to the Plan on participants’ behalf:

•

Employee contributions: Eligible employees may elect to make voluntary pretax contributions in any whole percentage from 1% to 30% of eligible earnings. Eligible employees may also make a supplemental election to contribute additional pretax contributions of 1% to 90% of their net pretax pay. Section 402(g) of the Internal Revenue Code (the “Code”) limits the amount of pretax 401(k) contributions to a maximum of $17,000 in 2012. Lower limits may apply to certain highly compensated participants if the Plan does not pass certain nondiscrimination tests required by law. Section 415(c) of the Code limits the total amount of contributions from all qualified defined contribution retirement plans to the lesser of 100% of annual compensation or $50,000.

•

Employer Contributions: For employees represented by the Teamsters, the employer contribution to the Plan equals 4% of each eligible participant’s eligible earnings. In addition, United may make an additional contribution of up to 3.4% of eligible earnings for participants who were employed on May 15, 2005 (or who were on furlough on that date, but have subsequently returned to active status) according to a schedule based on the sum of the employee’s age and credited service. In the event the total amount of the United’s regular and additional contributions is less than 5% of all participants’ eligible earnings for the Plan year, United will make a supplemental employer contribution in the amount necessary to cause total employer contributions to equal 5% of all eligible participants’ earnings for the Plan year. The participant is not required to contribute to the Plan to receive this direct employer contribution. United does not make contributions on behalf of employees represented by the IAM to the Plan.

•

Voluntary pretax catch-up contributions: Participants age 50 or older, at any time during the Plan year, can make additional pretax catch-up contributions to the Plan. This catch-up contribution is available only to the extent the participant has contributed the maximum amount of 401(k) contributions permitted under the Plan and the participant has not exceeded the annual catch-up contribution limit. For calendar year 2012, the maximum catch-up amount is $5,500.

•

Rollover contributions: Participants may elect to roll over money into the Plan from certain other qualified employer plans or qualified Individual Retirement Account (“IRA”). The Plan will not accept a rollover of after-tax contributions. For the year ended December 31, 2012, $1,626,088 was transferred from other qualified plans as rollovers under the Code Sections 402(c) and 408(d).

Investment Funds. Upon enrollment in the Plan, participants may direct their contributions and any employer contributions to any of the investment options which include mutual funds, common/collective trusts, and separately managed accounts. Certain of the separately managed accounts hold investment contracts. For further information related to investment options refer to Note 3 of this report.

Vesting. Participants are vested immediately in their pretax contributions, catch-up contributions, rollover contributions, and their related earnings thereon. All employees employed as of May 15, 2005 are 100% vested in United’s regular, additional and supplemental contributions and related earnings. For employees hired after May 15, 2005, a five-year vesting schedule was implemented beginning with 20% vested after the first year of service and increasing in 20% increments thereafter. Employees will be 100% vested in employer contributions subsequent to their fifth year of service, upon death, or attainment of age 65 while employed by United or an affiliate.

Forfeitures. Upon termination of employment, participants will forfeit the nonvested portion of their account balance. If the participant incurs a break in service of five full years or takes a total distribution of their account, the nonvested portion of their account will also be forfeited. If the participant resumes employment with United or an affiliate prior to incurring a break in service of five full years, any forfeited amounts will be restored to the participant’s account. Forfeitures occurring in a plan year will first be applied to restore the accounts of participants and any remaining forfeitures will be used to reduce the employer’s contributions for the plan year in which the forfeiture occurs. Forfeited nonvested accounts totaled $9 and $7 at December 31, 2012 and 2011, respectively. For the year ended December 31, 2012, forfeitures of $5,178 were applied to reduce United’s employer contributions under the Plan.

Participant Accounts. Individual accounts are maintained for each Plan participant. Each participant’s account is credited with contributions and Plan earnings, and charged with withdrawals, an allocation of Plan losses and administrative expenses. Allocations are based on account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans. Active employees who are receiving regular pay from United may borrow from their Plan accounts. A loan may not exceed $50,000 minus their highest outstanding loan balance over the last 12 months or one-half of their total vested Plan account balance, whichever is less. The minimum that may be borrowed is $1,000. Loans are funded from the participant’s account by a pro rata transfer from each investment fund in which the account is invested. Amounts invested in the UCHI Stock Fund or Fidelity Brokerage Link must be transferred to another investment fund to be available to fund a loan. The loan is repaid through payroll deductions on an after tax basis for the term of the loan (a maximum of 60 months) and is subject to an annual interest rate at one percent above the prime rate as calculated by Reuters on the first business day of the month the loan is requested preceding the effective date of the participant request (interest rates ranged from 4.25% to 10% at December 31, 2012). If the participant takes out a loan for the purchase of the participant’s primary residence, the maximum term of the loan is 15 years. The amount repaid is reinvested in the participant’s account based on the investment allocations at the time of repayment. Participants may have up to two loans outstanding at one time. Upon the employee’s termination of employment, a loan not paid in full within 60 days becomes a taxable distribution. Loans not paid on the last day of the calendar quarter following the calendar quarter in which the loan installment payment was due will be in default and the outstanding balance of the defaulted loan plus accrued interest will be considered a taxable distribution. An initial fee of $35 is deducted from loan proceeds. In addition a quarterly maintenance fee of $2.50 is deducted from the participant’s account.

Payment of Benefits. Withdrawals from the Plan may be made as follows, as applicable to the participant’s eligibility, amount requested, and existing balances:

•

Participants who have separated from service (for reasons other than death) may elect payment in the form of a lump-sum, equal periodic installments, or in the form of an immediate fixed or variable annuity. All or a portion of the amount of the distribution may be deferred from the participants’ current taxable income by a direct roll over into an IRA, qualified plan, an annuity contract or annuity plan under the Code Section 403, and certain governmental plans under the Code Section 457. Participants with account balances exceeding $1,000 may elect to defer receipt of their benefits until minimum distributions are required to start no later than April 1st of the year following the year in which they reach age 70 1/2.

•

Distributions of accounts due to the death of a participant may be taken by the participant’s beneficiary in the form of a lump-sum payment or through the purchase of an annuity, subject to the limitations of the Code Section 401(a)(9).

•

In-service withdrawals for participants who are actively employed or are absent due to reasons of illness, or approved leave of absence that maintain an employer-employee relationship with United are permitted as follows:

1.	Hardship withdrawals, subject to restrictions described in the plan agreements.

2.

After reaching age 59 1/2, pretax contributions, including catch-up contributions, rollover contributions and the special employer contributions of proceeds of 5% Senior Convertible Notes and UCHI stock (as adjusted for earnings) may be withdrawn at any time.

•	Active participants that have reached age 70 1/2 may choose to defer distribution until termination of employment.

•	Generally, withdrawals are allocated pro rata to the balances of each of the investment funds in the participant’s account.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investments contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for these contracts.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based on the terms of the Plan document.

Fair Value information. In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2011-04 (“ASU 2011-04”), Fair Value Measurement: Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS. Some of the key amendments to the fair value measurement guidance include the highest and best use and valuation premise for nonfinancial assets, application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk, premiums or discounts in fair value measurement and fair value of an instrument classified in a reporting entity’s shareholders’ equity. Additional disclosures for fair value measurements categorized in Level 3 of the fair value hierarchy include a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, a description of the valuation processes in place, a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs and the level in the fair value hierarchy of items that are not measured at fair value in the consolidated balance sheet but whose fair value must be disclosed. ASU 2011-04 became effective for the Plan on January 1, 2012, and the required disclosures are disclosed in Note 9 of this report.

Investment Valuation and Income Recognition. The Plan’s investments are held in the United Airlines, Inc. 401(k) Plans Master Trust (the “Trust”), which was established for the investment of assets of the Plan and several other plans sponsored by United and administered by the Trustee. The investments of the Trust are reported at fair value (see Note 9 of this report) except for participant loans as described above. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation in Value of Investments. Net appreciation in value of investments includes realized and unrealized gains and losses. Realized and unrealized gains and losses are calculated as the difference between fair value at January 1, or date of purchase if subsequent to January 1, and fair value at date of sale or the current year-end.

Administrative Expenses. Administrative expenses, which are paid by the Plan, represent administrative, recordkeeping, and investment manager fees charged by Fidelity, as well as accountant and audit fees. Brokerage and other investment fees are included as a reduction of the investment return for such investments. United performs certain reporting and supervisory functions for the Plan without charge.

Payment of Benefits. Benefit payments to participants are recorded upon distribution. Approximately $232,000 and $0 were allocated to accounts of persons who had elected to withdraw from the Plan but have not yet been paid at December 31, 2012 and 2011, respectively.

Transfers between Plans. Transfers between plans reflect the change in employee coverage and transfer of any related balances between this Plan and other defined contribution plans sponsored by United, including the United Airlines Management and Administrative Employee 401(k) Plan and the United Airlines Flight Attendant 401(k) Plan.

Risks and Uncertainties. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities are exposed to various risks such as interest rate, credit risks, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Subsequent Events. The Plan has evaluated subsequent events through June 25, 2013, the date the financial statements were issued and no material events were noted.

3. ASSETS IN MASTER TRUST

Assets of the Plan are commingled with the assets of the other participating United plans consisting of the Management and Administrative 401(k) Plan, and the Flight Attendant 401(k) Plan. Although assets of the plans are commingled in the Trust, the Trustee maintains separate records for each of the plans. Assets of the Trust are allocated to the following plans at December 31, 2012 and 2011, as follows (in thousands):

	December 31, 2012		December 31, 2011
	Amount	Percent	Amount	Percent
Ground Employee 401(k) Plan	$1,682,562	37.92%	$1,512,412	37.87%
Management and Administrative 401(k) Plan	1,185,350	26.71	1,051,537	26.33
Flight Attendant 401(k) Plan*	1,569,716	35.37	1,429,685	35.80

Total	$4,437,628	100.00%	$3,993,634	100.00%

*	Contribution receivable of $24,237 is not included as part of assets in the Master Trust as of December 31, 2011.

Assets of the Trust as of December 31, 2012 and 2011 are as follows (in thousands):

	2012		2011
Fidelity Mutual Funds:
Growth Company Fund	$683,836	*	$596,198	*
Other Receivables	213		5
BrokerageLink	174,458		145,081
Stated Return Fund	79,419		81,723
Blended Income Fund	574,173	*	585,281	*
Columbia Acorn International Fund	24,302		18,168
Loomis Value	135,728		119,171
Perkins Small Cap Value	14,963		12,913
Vanguard Institutional Index Fund Institutional Plus Shares	280,303	*	253,953	*
Vanguard Prime Money Market Fund	141,237		142,253
Vanguard Inflation Protected Securities Fund Institutional Shares	31,894		22,020
Vanguard Target Retirement 2005	—		62,261
Vanguard Target Retirement 2015 Trust Plus	369,544	*	339,896	*
Vanguard Target Retirement 2025 Trust Plus	433,207	*	347,779	*
Vanguard Target Retirement 2035 Trust Plus	192,493		150,615
Vanguard Target Retirement 2045 Trust Plus	52,673		40,871
Vanguard Target Retirement 2055 Trust Plus	1,161		—
Vanguard Target Retirement Income Trust Plus	85,131		20,876
Pimco Total Return Bond Portfolio	161,819		148,042
UCHI Stock Fund	185,561		161,192
Thornburg International Value Fund	227,113	*	209,950	*
American Century Growth Portfolio	360,265	*	335,431	*
Templeton Global Bond Fund	44,428		34,514
Dreyfus/The Boston Company Small Cap Value Fund	39,078		24,915

Total investments, at fair value	4,292,999		3,853,108

Notes receivable from participants	144,629		140,526

Total	4,437,628		3,993,634

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(16,061)		(15,019)

Total Assets	$4,421,567		$3,978,615

*	Represents an investment greater than 5% of Trust net assets

The Trust’s investment gain (loss) for the year ended December 31, 2012, is as follows (thousands):

Fidelity Growth Company Fund	$92,552
BrokerageLink	13,147
Vanguard Target Retirement Income	4,336
Vanguard Target Retirement 2005 Portfolio	1,938
Vanguard Target Retirement 2015 Portfolio	34,499
Vanguard Target Retirement 2025 Portfolio	41,894
Vanguard Target Retirement 2035 Portfolio	20,524
Vanguard Target Retirement 2045 Portfolio	5,700
Vanguard Inflation Protected Securities Admiral Shares	1,365
Columbia Acorn International Fund	3,558
Loomis Value	20,943
Perkins Small Cap Value	818
Pimco Total Return Bond Portfolio	12,643
Vanguard US Equity Index Portfolio	41,535
UCHI Stock Fund	37,451
Thornburg International Value Fund	17,577
American Century Investments Growth Fund	53,782
Templeton Global Bond Funds	2,739
Dreyfus/The Boston Company Small Cap Value Fund	1,059
Vanguard Target Retirement 2015 Trust Plus	4,596
Vanguard Target Retirement 2025 Trust Plus	6,532
Vanguard Target Retirement 2035 Trust Plus	3,499
Vanguard Target Retirement 2045 Trust Plus	993
Vanguard Target Retirement 2055 Trust Plus	37
Vanguard Target Retirement Income Trust Plus	680
Vanguard Inflation-Protected Securities Fund Institutional Shares	(677)
Vanguard Institutional Index Fund Institutional Plus Shares	(3,110)
Thornburg International Value Fund R6	11,837
American Century Growth Portfolio	(6,518)
Perkins Small Cap Value Fund- Class N Shares	(449)

Net appreciation	425,480

Dividends	34,219
Interest	11,519
Interest Income from notes receivable from participants	6,517

Trust investment gain	$477,735

4. GUARANTEED INVESTMENT CONTRACT (“GIC”) AND SYNTHETIC GIC

The Trust holds investments in two types of stable value investment contracts: a traditional GIC as part of the Stated Return Fund and synthetic GICs held by the Blended Income Fund. The contracts are fully benefit responsive and, as such, reported at fair value and reconciled to contract value in the Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011.

GIC

The Stated Return Fund contains an annuity insurance contract with Prudential Retirement Insurance and Annuity Company (“Prudential”). Participants that elect this option may direct permitted withdrawal or transfers of all or a portion of their account balance at contract value. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

Interest is credited on contract balances using a single “portfolio rate” approach. Under this method, a single crediting rate is applied to all contributions made to this fund regardless of the timing of those contributions. Interest crediting rates are determined according to a specific formula. Factors that impact the formula include the fund’s cash flow activity as well as the expected and actual investment experience of securities held in a commingled portfolio within Prudential’s general account. The minimum crediting rate under the annuity contract is 1.50%. The average yield credited to participants at December 31, 2012 and 2011 was 4.04% and 4.35%, respectively. Crediting rates are reviewed on an annual basis for resetting.

The fair value of the investment contracts in the Stated Return Fund held by the Trust at December 31, 2012 and 2011 was $79.4 million and $81.7 million, respectively. The average yield for the Stated Return Fund was 4.12% for the year ended December 31, 2012.

The Plan’s ability to transact at contract value could be limited in the event of contract termination initiated by the Plan or Trust. There are no instances in which the issuer could terminate the contract and settle for an amount different than contract value.

Synthetic GICs

The Blended Income Fund holds investments in synthetic GICs comprised of a portfolio of U.S. government and other high quality (rated A- or above) debt securities managed by Fidelity on behalf of the Plan, and “wrap” contracts with four counterparties. The wrap contracts provide additional assurance that participants will be able to withdraw funds at contract value in the event that market value declines below contract value followed by significant participant withdrawals. The fair value of the Blended Income Fund equals the sum of the market value of the underlying investments plus the fair value of the wrap contracts, which are calculated by discounting the difference between the contractual wrap fee and the market value of the rebid fee over the remaining duration of the contract. The fair value of the wrap was $583,234 and $1,158,649 at December 31, 2012 and 2011, respectively.

Interest crediting rates are determined by comparing contract value and the estimated future market value of the underlying investment portfolio, which is determined by compounding the portfolio’s current yield to maturity over the remaining duration of the fund. The crediting rate is equal to the discount rate that equates market value and contract value over the remaining duration of the fund. The minimum crediting rate under the Blended Income Fund is 0%. The average yield credited to participants at December 31, 2012 and 2011, was 1.32% and 1.58%, respectively. Crediting rates are reviewed quarterly for resetting.

The fair value of the investment contracts in the Blended Income Fund held by the Trust at December 31, 2012 and 2011 was $573.6 million and $584.1 million, respectively. The average yield for the Blended Income Fund for the year ended December 31, 2012 was 1.49%.

The wrap contracts limit the ability of the Plan to transact at contract value upon the occurrence of certain events, which the Plan sponsor does not believe are probable. These events include: (i) the Plan’s failure to qualify under Section 401(a) or 401(k) of the Code; (ii) the establishment of a defined contribution plan that competes with the Plan for employee contributions; (iii) any substantive modification of the Plan or the administration of the Plan that is not consented to by the contract issuer; (iv) complete or partial termination of the Plan; (v) any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund’s cash flow; (vi) merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; (vii) any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the Funds or to transfer assets out of the Blended Return Fund; (viii) exclusion of a group of previously eligible employees from eligibility in the Plan; (ix) any early retirement program, group termination, group layoff, facility closing, or similar program; and (x) any transfer of assets from the Blended Return Fund directly to a competing option.

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Trust investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. The administrative fees paid by the Plan to Fidelity for 2012 were $216,321.

The Plan invests in shares of UCHI common stock. UCHI is the parent company of United and, as such, investment activity related to the UCHI common stock qualifies as exempt party-in-interest transactions.

6. PLAN TERMINATION

United expects to continue the Plan indefinitely, but reserves the right to terminate the Plan, in whole or in part, provided that Plan termination is effected by a written resolution adopted by a majority of the Board of Directors of United subject to the provisions set forth in ERISA. If the Plan is terminated, all amounts credited to a participant’s account at the time of termination become fully vested and shall be retained in the Trust and will be distributed in accordance with the normal distribution rules of the Plan and ERISA.

7. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed United by a letter dated March 31, 2009, that the Plan and related Trust were designed in accordance with applicable regulations of the Code. United and Plan management believe the Plan is currently designed and operated in accordance with applicable requirements of the Code, and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8. RECONCILIATION TO FORM 5500

At December 31, 2012 and 2011, investment contracts that are fully benefit-responsive are reported at contract value in the Plan financial statements. However, these investment contracts are reported at fair value in the Form 5500. The amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2012, but not yet paid as of that date.

The reconciliation between the financial statements and the Form 5500 is as follows (in thousands):

	2012	2011
Net assets available for benefits per financial statements	$1,676,878	$1,506,255
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,663	6,136
Less: Participant withdrawals payable at December 31	(232)	—

Net assets available for benefits per Form 5500	$1,682,309	$1,512,391

Year Ended December 31, 2012
Net appreciation in value of the Plan’s interest in the Trust’s investments	$152,582
Add: Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts, December 31, 2012	5,663
Less: Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts, December 31, 2011	(6,136)

Net appreciation in value of the Plan’s interest in the Trust’s investments for Form 5500	$152,109

Year Ended December 31, 2012
Benefits paid to participants per financial statements	$92,118
Add: amounts allocated to withdrawing participants at December 31, 2012	232
Less: amounts allocated to withdrawing participants at December 31, 2011	—

Benefits paid to participants per Form 5500	$92,350

9. FAIR VALUE MEASUREMENT

GAAP includes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1	Unadjusted quoted prices in active markets for assets or liabilities identical to those to be reported at fair value.

Level 2	Other inputs that are observable directly or indirectly, such as quoted prices for similar assets or liabilities or market-corroborated inputs.

Level 3	Unobservable inputs for which there is little or no market data and which require us to develop our own assumptions about how market participants would price the assets or liabilities.

Mutual funds and collective trusts represent investments with various investment managers. The respective fair values of these investments are determined by reference to the funds’ underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds are valued at the closing share price, which is based on the funds’ net asset value at year-end. Units held in collective trusts are valued at the unit value as reported by the investment managers at year-end.

Cash and short-term investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest, which approximates market value.

Common stock, preferred stock, and fixed income securities traded in active markets on national and international securities exchanges are valued at closing prices on the last business day of each period presented.

Fixed income securities classified as Level 2 are valued based on quoted prices for similar securities or financial models with observable inputs.

The following table presents the Trust’s investment assets and liabilities at fair value categorized in the different levels, as of December 31, 2012 and 2011. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investment Assets at Fair Value as of
	December 31, 2012
(in thousands)	Level 1	Level 2		Level 3	Total
Mutual funds - income	$362,935	$13,601	(a)	$—	$376,536
Mutual funds - growth and income	1,620,761	—		—	1,620,761
Mutual funds - growth	1,375,343	—		—	1,375,343
Cash and short-term investments	—	5,109		—	5,109
UCHI common stock	185,562	—		—	185,562
Common and preferred stocks - other	93,361	—		—	93,361
Fixed income securities - corporate	582	291,074		—	291,656
Fixed income securities - U.S. government	266,011	—		—	266,011
GICs	—	78,077		—	78,077
Wrap contracts	—	583		—	583

Total investment assets at fair value	$3,904,555	$388,444		$—	$4,292,999

(a)	Amount represents an investment whose objective is to provide as high a level of current income as is consistent with the preservation of principal and liquidity. The redemption of units is available on any business day.

	Investment Assets at Fair Value as of
	December 31, 2011
(in thousands)	Level 1	Level 2		Level 3	Total
Mutual funds - income	$332,707	$32,260	(a)	$—	$364,967
Mutual funds - growth and income	1,398,806	—		—	1,398,806
Mutual funds - growth	1,219,476	—		—	1,219,476
Cash and short-term investments	—	2,177		—	2,177
UCHI common stock	161,193	—		—	161,193
Common and preferred stocks - other	72,683	—		—	72,683
Fixed income securities - corporate	547	289,845		—	290,392
Fixed income securities - U.S. government	261,421	—		—	261,421
GICs	—	—		80,834	80,834
Wrap contracts	—	—		1,159	1,159

Total investment assets at fair value	$3,446,833	$324,282		$81,993	$3,853,108

(a)	Amount represents an investment whose objective is to provide as high a level of current income as is consistent with the preservation of principal and liquidity. The redemption of units is available on any business day.

Level 3 Gains and Losses

The table below summarizes the changes in the fair value of the Trust’s Level 3 investment assets for the year ended December 31, 2012 (in thousands):

	Level 3 Investment Assets
	Year Ended December 31, 2012
	Synthetic wrap	GIC	Total
Fair Value Balance, beginning of year	$1,159	$80,834	$81,993

Net Appreciation/(Depreciation) in
Fair Value of Investments	(576)	2,085	1,509
Interest Income	—	3,158	3,158
Purchases, sales, issuances, settlements, net	—	(8,000)	(8,000)

Transfer out of Level 3 (a)	(583)	(78,077)	(78,660)

Fair Value Balance, end of year	$—	$—	$—

(a)	The transfer out of Level 3 was primarily the result of management’s validation of observable data.

Transfers in and transfers out of level categories is as of the end of the period.

The fair value of synthetic GICs is based on the cumulative fair value of the underlying portfolios and wrap contracts. The GICs’ underlying assets include security-backed contracts, which consist primarily of government and corporate debt securities. These assets act similar to positions in investment funds by allowing for periodic deposits and withdrawals and have observable market data. In addition, these synthetic GICs utilize a benefit-responsive “wrapper” contract issued by a financially responsible third party that provides market and cash flow risk protection. The fair value of the wrap contracts for the synthetic GICs is determined using the market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end. The synthetic GICs have crediting interest rates that reset, typically on a quarterly basis, based on a formula specified in the individual contracts. The minimum guaranteed rate is not less than 0%. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. Per review of the GICs and their underlying assets, management has validated observable valuation inputs and has transferred these assets to Level 2.

SUPPLEMENTAL SCHEDULE

UNITED AIRLINES

GROUND EMPLOYEE 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

(In thousands)

(a)	(b) Identity of Issue, Borrower, or Similar Party	(c) Description of Investment	(e) Current Value
	Investments Held in the Trust, at fair value *		$1,612,636
	Participants’ loan balance *	Participant loans earning interest from 4.25% to 10% maturing from 2013 through 2028	69,926

			$1,682,562

*	Denotes party-in-interest investment.

Column (d), Cost, has been omitted as investments are participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Airlines Ground Employee 401(k) Plan

Date: June 25, 2013	/s/ Chris Kenny Chris Kenny Vice President and Controller

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm